Adopted November 9, 1939                                 File No. 69-65


                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549


                                     FORM U-3A-2

                         For the Year Ended December 31, 1998

      STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
          THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                      CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                      ------------------------------------------
                                  (Name of Company)

     hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

       l. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                      CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                      ------------------------------------------

        Central Vermont Public Service Corporation ("CVPS"), incorporated under the laws of the State of Vermont, has its principal executive office in Rutland, Vermont.

          The principal business of the Company is the generation and purchase of electric energy and its transmission, distribution and sale for light, power, heat and other purposes to about 140,000 customers in Middlebury, Randolph, Rutland, Springfield, Windsor, Bradford, Bennington, Brattleboro, St. Johnsbury, St. Albans, Woodstock, Poultney, Manchester and 163 other towns and villages in Vermont. CVPS also sells electric energy at wholesale in New Hampshire to its subsidiary, Connecticut Valley Electric Company Inc.; Woodsville Fire District Water and Light Dept.; New Hampshire Electric Cooperative Inc.; and in Vermont to one small private utility. It also interchanges economy and emergency power through the New England Power Pool.

                       CONNECTICUT VALLEY ELECTRIC COMPANY INC.
                       ----------------------------------------

          Connecticut Valley Electric Company Inc. ("CVEC"), a wholly owned subsidiary of CVPS, incorporated under the laws of the State of New Hampshire, has its principal office in Claremont, New Hampshire.

          CVEC acquired on December 31, 1949, the business and properties of CVPS located in New Hampshire and used in carrying on the intrastate business of CVPS in that State. (See Form U-1 in File No. 70-2075)

          The principal business of CVEC is the purchase of electric energy and its transmission, distribution, and sale for light, power, heat and other purposes to about 10,000 customers in Claremont and 12 other towns and villages in New Hampshire.

                         VERMONT ELECTRIC POWER COMPANY, INC.
                         ------------------------------------

          Vermont Electric Power Company, Inc. ("VELCO"), a subsidiary of CVPS which owns 56.8% of its outstanding Common Stock, $100 Par Value, and 46.6% of its outstanding Preferred Stock, $100 Par Value, incorporated under the laws of the State of Vermont, has its principal office in the Town of Rutland, Vermont.

          VELCO operates pursuant to the terms of the 1985 Four-Party Agreement (as amended) with the Company and two other major distribution companies in Vermont. Although the Company owns 56.8% of VELCO's outstanding common stock, the Four-Party Agreement effectively restricts the Company's control of VELCO and therefore VELCO's financial statements have not been consolidated. The Four-Party Agreement continued in full force and effect until May 1995 and was extended for an additional two-year term in May 1995, and every two years thereafter, unless at least ninety (90) days prior to any two-year anniversary, any party shall notify the other parties in writing that it desires to terminate the agreement as of such anniversary. No such notification has been filed by the parties.

          VELCO provides transmission services for the State of Vermont acting by and through the Vermont Department of Public Service and for all of the electric distribution utilities in the State of Vermont. VELCO is reimbursed for its costs (as defined in the agreements relating thereto) for the transmission of power which VELCO transmits for the State of Vermont and the electric distribution utilities.

          VELCO also has agreements for single unit and system power purchases which it resells at its cost to various electric distribution utilities in the State of Vermont.

          VELCO is also a participant with all of the major electric utilities in New England in the New England Power Pool, acting for itself and as agent for twenty-two other electric utilities in Vermont, including CVPS, whereby the generating and transmission facilities of all of the participants are coordinated on a New England-wide basis through a central dispatching agency to assure their operation and maintenance in accordance with proper standards of reliability, and to attain the maximum practicable economy for all of the participants through the interchange of economy and emergency power.

                      VERMONT ELECTRIC TRANSMISSION COMPANY, INC.
                      -------------------------------------------

          Vermont Electric Transmission Company, Inc. ("VETCO"), a wholly owned subsidiary of VELCO, incorporated under the laws of the State of Vermont, has its principal office in the Town of Rutland, Vermont.

          VETCO was formed to construct, finance and operate the Vermont portion of the high voltage DC transmission line which ties the New England transmission system to the Hydro-Quebec transmission system.

                        VERMONT YANKEE NUCLEAR POWER CORPORATION
                        ----------------------------------------

          Vermont Yankee Nuclear Power Corporation ("VY"), an affiliate of CVPS which owns 31.3% of its outstanding common stock, $100 Par Value, incorporated under the laws of the State of Vermont, has its principal in Brattleboro, Vermont.

          Vermont Yankee was formed by a group of New England Utilities for the purpose of constructing and operating a nuclear-powered generating plant in Vernon, Vermont. The electricity generated by the Vernon plant is sold to Vermont Yankee's sponsoring stockholders.

                                  C. V. REALTY, INC.
                                  ------------------

          C. V. Realty, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          C. V. Realty, Inc., a wholly owned subsidiary of CVPS, was formed for the purpose of owning, acquiring, buying, selling, and leasing real and personal property and interests therein. It is not the purpose of this Company to own or operate facilities used for the generation, transmission or distribution of electric energy as an electric utility company.

                         CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
                                EAST BARNET HYDROELECTRIC, INC.
                         --------------------------------------------

          Central Vermont Public Service Corporation - East Barnet Hydroelectric, Inc. ("East Barnet"), a wholly owned subsidiary of CVPS incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          East Barnet was formed for the purpose of acquiring and constructing a hydroelectric project having a capacity of 2200 KW in East Barnet, Vermont and leasing said project to CVPS.

          For financial reporting purposes, East Barnet's financial data is included with CVPS on the Consolidating Financial Statements.

                           CATAMOUNT INVESTMENT CORPORATION
                           --------------------------------

          Catamount Investment Corporation ("CIC"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Catamount Investment Corporation, a wholly owned subsidiary of CVPS, was formed for the purpose of holding CVPS' subsidiaries that invest in unregulated business opportunities.

                               SMARTENERGY SERVICES, INC.
                               --------------------------

          SmartEnergy Services, Inc. ("SES"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          SES, a wholly owned subsidiary of CIC, was formed for the purpose of engaging in the sale or rental of electric water heaters, energy efficient products and other related goods and services. SES has three wholly owned subsidiaries: Home Service Solutions, L.L.C., SmartEnergy Control Systems, Inc. and SmartEnergy USA, Inc.

          For financial reporting purposes, SES's financial data is included with CIC on the Consolidating Financial Statements.

                          SMARTENERGY CONTROL SYSTEMS, INC.
                          ---------------------------------

          SmartEnergy Control Systems, Inc. ("SCS"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          SCS, a wholly owned subsidiary of SES, was formed for the purpose of developing and distributing energy efficiency products with dairy industry applications.

          For financial reporting purposes, SCS's financial data is included with CIC on the Consolidating Financial Statements.

                           HOME SERVICE SOLUTIONS, L.L.C.
                           ------------------------------

          Home Service Solutions, L.L.C., incorporated under the laws of the State of Delaware, has its principal office in Rutland, Vermont.

          Home Service Solutions, L.L.C., a wholly owned subsidiary of SES, was formed for the purpose of marketing and engaging in a national home maintenance and repair business.

          For financial reporting purposes, Home Service Solutions, L.L.C.'s financial data is included with CIC on the Consolidating Financial Statements.

                               SMARTENERGY USA, INC.
                               ---------------------

          SmartEnergy USA, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          SmartEnergy USA, Inc., a wholly owned subsidiary of SES, was formed for the purpose of engaging in rate swap transactions in Virginia.

          For financial reporting purposes, SmartEnergy USA, Inc.'s financial data is included with CIC on the Consolidating Financial Statements.

                             CATAMOUNT ENERGY CORPORATION
                             ----------------------------

          Catamount Energy Corporation ("CEC"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          CEC, a wholly owned subsidiary of CIC, was formed primarily for the purpose of investing in energy supply projects. CEC has eleven wholly owned subsidiaries: Catamount Rumford Corporation, Equinox Vermont Corporation, Appomattox Vermont Corporation, Catamount Rupert Corporation, Catamount Glenns Ferry Corporation, Summersville Hydro Corporation, Gauley River Management Corporation, Catamount Thetford Corporation, Catamount Heartlands Corporation, Catamount Heartlands Limited, and Catamount Operations, Inc.

          For financial reporting purposes, CEC's financial data is included with CIC on the Consolidating Financial Statements.

                             CATAMOUNT RUMFORD CORPORATION
                             -----------------------------

          Catamount Rumford Corporation, formerly CV Rumford, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Catamount Rumford Corporation, a wholly owned subsidiary of CEC, is a 15.0537% limited partner in the Rumford Cogeneration Company, a limited partnership that owns an 85 MW cogeneration facility located in Rumford, Maine.

          For financial reporting purposes, Catamount Rumford Corporation's financial data is included with CIC on the Consolidating Financial Statements.

                             RUMFORD COGENERATION COMPANY, L.P.
                             ----------------------------------

          Rumford Cogeneration Company, L.P., formed under the laws of the State of Maine, has its principal office in Rumford, Maine.

                               EQUINOX VERMONT CORPORATION
                               ---------------------------

          Equinox Vermont Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Equinox Vermont Corporation, a wholly owned subsidiary of CEC, is a 33.11265% general partner in Ryegate Associates, a general partnership that owns a 20 MW wood-fired generating facility in East Ryegate, Vermont.

          For financial reporting purposes, Equinox Vermont Corporation's financial data is included with CIC on the Consolidating Financial Statements.

                                  RYEGATE ASSOCIATES
                                  ------------------

          Ryegate Associates is a general partnership formed under the laws of the State of Utah and has its principal office in Houston, Texas.

                            APPOMATTOX VERMONT CORPORATION
                            ------------------------------

          Appomattox Vermont Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Appomattox Vermont Corporation, a wholly owned subsidiary of CEC, is a 24.75% limited partner in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a 41 MW coal and wood-fired cogeneration facility located in Hopewell, Virginia.

          For financial reporting purposes, Appomattox Vermont Corporation's financial data is included with CIC on the Consolidating Financial Statements.

                             APPOMATTOX COGENERATION, INC.
                             -----------------------------

          Appomattox Cogeneration, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, $1 Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Houston, Texas.

          Appomattox Cogeneration, Inc. was formed for the purpose of acquiring a general partnership interest in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a 41 MW coal and wood-fired cogeneration facility located in Hopewell, Virginia.

                              APPOMATTOX COGENERATION L.P.
                              ----------------------------

          Appomattox Cogeneration L.P., formed under the laws of the State of Delaware, has its principal office in Houston, Texas.

                               CATAMOUNT RUPERT CORPORATION
                               ----------------------------

          Catamount Rupert Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Catamount Rupert Corporation, a wholly owned subsidiary of CEC, was formed for the purpose of owning a 49.5% limited partnership interest in Rupert Cogeneration Partners, Ltd., which developed and owns a 10 MW gas-fired cogeneration facility in Rupert, Idaho.

          For financial reporting purposes, Catamount Rupert Corporation's financial data is included with CIC on the Consolidating Financial Statements.

                                  RUPERT MANAGEMENT, INC.
                                  -----------------------

          Rupert Management, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Rutland, Vermont.

          Rupert Management, Inc. was formed for the purpose of acquiring a general partnership interest in Rupert Cogeneration Partners, Limited, which developed and owns a 10 MW gas-fired cogeneration facility in Rupert, Idaho.

                            RUPERT COGENERATION PARTNERS, LIMITED
                            -------------------------------------

          Rupert Cogeneration Partners, Limited, formed under the laws of the State of Colorado, has its principal office in Rutland, Vermont.

                             CATAMOUNT GLENNS FERRY CORPORATION
                             ----------------------------------

          Catamount Glenns Ferry Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Catamount Glenns Ferry Corporation, a wholly owned subsidiary of CEC, is a 49.5% limited partner in Glenns Ferry Cogeneration Partners, Ltd., which developed and owns a 10 MW gas-fired cogeneration facility in Glenns Ferry, Idaho.

          For financial reporting purposes, Catamount Glenns Ferry Corporation's financial data is included with CIC on the Consolidating Financial Statements.

                                GLENNS FERRY MANAGEMENT, INC.
                                -----------------------------

          Glenns Ferry Management, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Rutland, Vermont.

          Glenns Ferry Management, Inc. was formed for the purpose of acquiring a general partnership interest in Glenns Ferry Cogeneration Partners, Limited, which developed and owns a 10 MW gas-fired cogeneration facility in Glenns Ferry, Idaho.

                     GLENNS FERRY COGENERATION PARTNERS, LIMITED
                     -------------------------------------------

          Glenns Ferry Cogeneration Partners, Limited, formed under the laws of the State of Colorado, has its principal office in Rutland, Vermont.

                         GAULEY RIVER MANAGEMENT CORPORATION
                         -----------------------------------

          Gauley River Management Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Gauley River Management Corporation, a wholly owned subsidiary of CEC, was formed for the purpose of serving as the General Partner in Gauley River Power Partners, L.P., which was formed to develop, own and operate a small power production hydroelectric facility on the Gauley River, Nicholas County, West Virginia.

                           SUMMERSVILLE HYDRO CORPORATION
                           ------------------------------

          Summersville Hydro Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Summersville Hydro Corporation, a wholly owned subsidiary of CEC, was formed for the purpose of owning the limited partnership interest in Gauley River Power Partners, L.P. which was formed to develop, own and operate a small power production hydroelectric facility on the Gauley River, Nicholas County, West Virginia.

                            GAULEY RIVER POWER PARTNERS, L.P.
                            ---------------------------------

          Gauley River Power Partners, L.P., formed under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

                            CATAMOUNT THETFORD CORPORATION
                            ------------------------------

          Catamount Thetford Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

          Catamount Thetford Corporation, a wholly owned subsidiary of CEC, was formed for the purpose of owning approximately 44% of the common stock of Fibrothetford Ltd., a private company limited by shares which was formed to develop, own and operate a poultry litter fired power station in Thetford, England designed to produce 38.5 MW.

          For financial reporting purposes, Catamount Thetford Corporation's financial data is included with CIC on the Consolidating Financial Statements.

                               FIBROTHETFORD, LTD.
                               -------------------

          Fibrothetford, Ltd., formerly Fibrowatt Thetford, Ltd., formed under the laws of England is a private company limited by shares, has its registered office at London, England.

                            CATAMOUNT HEARTLANDS CORPORATION
                            --------------------------------

          Catamount Heartlands Corporation, incorporated under the laws of the State of Delaware, has its principal office in Rutland, Vermont.

          Catamount Heartlands Corporation, a wholly owned subsidiary of CEC, was formed for the purpose of making certain loans to Heartlands Power Limited, a limited liability corporation which was formed to develop, own and operate a natural gas-fired power station in Fort Dunlop, England designed to produce 98 MW.

          For financial reporting purposes, Catamount Heartlands Corporation's financial data is included with CIC on the Consolidating Financial Statements.

                             CATAMOUNT HEARTLANDS LIMITED
                             ----------------------------

          Catamount Heartlands Limited, a private company limited by shares, formed under the laws of England, has its registered office at 69 Old Broad Street, London, United Kingdom.

          Catamount Heartlands Limited, a wholly owned subsidiary of CEC, was formed for the purpose of investing in a foreign subsidiary. Currently, Catamount Heartlands Limited has no investments.

          For financial reporting purposes, Catamount Heartlands Limited's financial data is included with CIC on the Consolidating Financial Statements.

                              CATAMOUNT OPERATIONS, INC.
                              --------------------------

          Catamount Operations, Inc., a subsidiary of CEC which owns 95% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont. The remaining 5% of the outstanding Common Stock is owned by Gauley River Power Partners, L.P.

          Catamount Operations, Inc. was formed for the purpose of providing operations and maintenance services to independent power facilities.


          2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                      CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                      ------------------------------------------

          CVPS's electric properties consist of five principal distribution systems, namely, the so-called Central, Bennington, St. Albans, St. Johnsbury and Brattleboro systems. All, except the Brattleboro system, are connected with the transmission facilities of VELCO (an affiliate of CVPS) and all except the St. Albans system are interconnected at the Vermont State line with the facilities of New England Power Company (not an affiliate of CVPS); also the Brattleboro System is directly connected at the Vermont State line with the facilities of the Public Service Company of New Hampshire (not an affiliate of CVPS). The electric generating plants of the Company consist of 20 hydroelectric generating stations, two gas turbine generating stations, and one diesel-electric generating station, of which one hydroelectric generating station is located in New York and the remainder in Vermont.

          The electric systems of CVPS include about 614 miles of transmission lines, about 7,322 miles of overhead distribution lines and about 257 miles of underground distribution lines, which are located in Vermont except for about 23 miles of transmission lines which are located in New Hampshire and about two miles which are located in New York.

          CVPS is a stockholder, together with other New England utilities, in four nuclear generating companies. CVPS is entitled to a percentage of the power output of each of such companies, as follows:

          Vermont Yankee Nuclear Power Corporation in Vermont (31.141% - 154.8
     MW); Maine Yankee Atomic Power Company ("MY") in Maine (2% - 16.9 MW); Connecticut Yankee Atomic Power Company ("CY") in Connecticut (2% - 11.6
     MW); and Yankee Atomic Electric Company ("YA") in Massachusetts (3.5% -
     6.153 MW).

          MY, CY & YA permanently ceased power operations of their nuclear power plants.

          CVPS is a participant with other New England utilities in three major electric generating stations pursuant to joint ownership agreements under each of which the Lead Participant has constructed and is operating the plant for the Participants (including itself) as tenants-in-common. The plants and locations, and the amount of CVPS's participation is as follows:

          Wyman #4 in Maine (1.7769% - 11 MW); Millstone #3 in Connecticut (1.7303% - 20 MW); Joseph C. McNeil Generating Station in Vermont (20% -
     10.76 MW).

          The Company, along with eight other Vermont Joint-Owners, owns and operates a 200 MW converter station and associated transmission line in Highgate, Vermont. The station and the associated transmission line interconnects the VELCO system with the system of Hydro-Quebec. The Company is a 47.35% owner of this project.

                       CONNECTICUT VALLEY ELECTRIC COMPANY INC.
                       ----------------------------------------

          CVEC's electric properties consist of two principal systems in New Hampshire which are not interconnected with each other but each of which is connected directly with facilities of CVPS.

          The electric systems of CVEC include about two miles of transmission lines, about 430 miles of overhead distribution lines and about 12 miles of underground distribution lines.

                        VERMONT ELECTRIC POWER COMPANY, INC.
                        ------------------------------------

          VELCO has no generating facilities but has approximately 483 miles of transmission lines and twenty-five associated substations located in the State of Vermont. VELCO's properties interconnect with the lines of the New York Power Authority at the New York-Vermont State line near Plattsburgh, New York; with the transmission facilities of Niagara Mohawk Power Corporation at the New York-Vermont State line near Whitehall, New York, and North Troy, New York; with lines of New England Power Company at or near the New Hampshire-Vermont State line at Wilder, Vermont and at Monroe, New Hampshire, Claremont, New Hampshire, and at the Massachusetts-
Vermont State line near North Adams, Massachusetts; with the lines of
     Public Service Company of New Hampshire at or near the New Hampshire-Vermont State line at Littleton, New Hampshire, Ascutney, Vermont and
     Vernon, Vermont; and with the lines of Hydro-Quebec at the Quebec/Vermont border near Highgate, Vermont through an AC/DC/AC converter and 7.6 miles of transmission lines jointly owned by several Vermont utilities. All of its transmission facilities are in Vermont except for approximately 4.3 miles of transmission lines which are located in New Hampshire.

                      VERMONT ELECTRIC TRANSMISSION COMPANY, INC.
                      -------------------------------------------

          VETCO has approximately 52 miles of high voltage DC transmission line connecting at the Quebec-Vermont border in the Town of Norton, Vermont with the transmission line of Hydro-Quebec and connecting at the Vermont-New Hampshire border near New England Power Company's Moore Hydroelectric Generating Station with the transmission line of New England Electric Transmission Corporation, a subsidiary of New England Electric System (not an affiliate of CVPS).

                       VERMONT YANKEE NUCLEAR POWER CORPORATION
                       ----------------------------------------

          Upon installation of the new low pressure turbines in April 1995, Vermont Yankee declared its nuclear power electric generating plant with a net maximum dependable capacity of 510 (MWe). The plant, which began commercial operation on November 30, 1972, is located on the west bank of the Connecticut River in Vernon, Vermont.

                     CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
                           EAST BARNET HYDROELECTRIC, INC.
                     --------------------------------------------

          Electric properties of East Barnet consist of a 2200 KW hydroelectric generating station and associated facilities at East Barnet, Vermont, involving real estate of 25.54 acres.


          3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of KWH of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

                    State    Electric (KWH)      Revenues         Gas (Mcf)
                    -----    --------            --------         ---

               VY
                      VY    3,358,696,000 (1)   $195,249,105.    None

               CVPS
                      VT    3,404,520,616       $277,523,207.    None
                      NH      171,457,543         13,966,299.    None
                      VA       13,383,615            681,100.    None
                            -------------        ------------
                            3,589,361,774 (2)   $292,170,606.

               CVEC
                      NH      168,184,503        $21,081,107.    None

               VELCO
                      VT          360,787        $18,015,919     None

         (1) Includes sales to Vermont Electric Power Company, Inc.

         (2) Includes sales to Connecticut Valley Electric Company Inc. and Vermont Electric Power Company, Inc.


          (b) Number of KWH of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                       None


          (c) Number of KWH of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                    State   Electric (KWH)(1)    Expenses       Gas (Mcf)
                    -----   --------             --------       ---

               VY           None                 None            None

               CVPS
                    NH      171,457,543          $13,966,299.    None
                    VA       13,383,615              681,100.
                            -----------          ------------
                            184,841,158 (2)      $14,647,399.

               CVEC         None                 None            None

               VELCO        None                 None            None

           (1)  Deliveries made at the step-up substation at the site.

           (2) Includes sales to Connecticut Valley Electric Company Inc. and Vermont Electric Power Company, Inc.


          (d) Number of KWH of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                    State   Electric (KWH)      Revenues         Gas (Mcf)
                    -----   --------            --------         ---

               VY           None                None             None

               CVPS
                    AL       40,292,000          $ 1,085,861.    None
                    CT      106,295,285            2,685,344.    None
                    KY       16,786,030              456,846.    None
                    MA      265,981,140            5,312,906.    None
                    MD          720,000               16,560.    None
                    ME       26,390,630              610,959.    None
                    NE        6,000,000              150,000.    None
                    NH      125,137,105            3,778,782.    None
                    NY            2,619                  338.    None
                    PA        3,720,000               96,720.    None
                    TX      109,647,790            2,971,147.    None
                            -----------           -----------
                            700,972,599          $17,165,463.

               CVEC
                    VT      132,810,300          $ 6,730,188.    None

               VELCO
                    NH          152,662          $ 5,917,115     None


                     Central Vermont Public Service Corporation -
                           East Barnet Hydroelectric, Inc.
                     --------------------------------------------

     East Barnet leases one hydroelectric generating station, which went into service September 1, 1984 to CVPS.

          4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an exempt wholesale generator ("EWG") or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Fibrothetford Limited, under construction in Thetford in Norfolk, England; its registered office is 38 Clarendon Road, London, England W11 3AD. The facility is a poultry litter fired power station designed to produce 38.5 MW.

          Glenns Ferry Cogeneration Partners, Ltd. located in Glenns Ferry, Idaho; its registered office is 71 Allen Street, Building A, Rutland, Vermont. The facility is a 10 MW gas- fired cogeneration facility placed in operation on December 2, 1996.

          Rupert Cogeneration Partners, Ltd. located in Rupert, Idaho; its registered office is 71 Allen Street, Building A, Rutland, Vermont. The facility is a 10 MW gas-fired cogeneration facility placed in operation on November 21, 1996.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly owned subsidiary of Catamount Investment Corporation; Catamount Thetford Corporation ("CTC") is a wholly owned subsidiary of CEC. CTC is currently a 15% (ultimately 44%) shareholder of Fibrothetford Limited ("Thetford"), Foster Wheeler Energy Limited is a 5% shareholder; and Fibrowatt Limited is currently an 80% (ultimately 51%) shareholder. Thetford is incorporated as a private company limited by shares under the Companies Act of 1985, formed under and in accordance with the laws of England and Wales, United
Kingdom.
     Thetford is constructing and operating an electric power station fueled predominantly by poultry litter.

          Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly owned subsidiary of Catamount Investment Corporation; Catamount Glenns Ferry Corporation ("CGFC") is a wholly owned subsidiary of CEC. CEC owns 50% of Glenns Ferry Management Inc. ("GFM"), the 1% general partner of Glenns Ferry Cogeneration Partners, Ltd. ("Glenns Ferry") and The Eastern Group owns 50%. CGFC owns 49.5% of Glenns Ferry and Eastern Glenns Ferry owns the remaining 49.5%. Glenns Ferry is a limited partnership formed under and in accordance with the laws of the State of Colorado. The facility is used for the generation of electric energy for sale at wholesale and steam for sale at wholesale.

          Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly owned subsidiary of Catamount Investment Corporation; Catamount Rupert Corporation ("CRC") is a wholly owned subsidiary of CEC. CEC owns 50% of Rupert Management Inc. ("RM"), the 1% general partner of Rupert Cogeneration Partners, Ltd. ("Rupert") and Eastern Power Corporation owns 50%. CRC owns 49.5% of Rupert and Eastern Rupert owns the remaining
49.5%.
     Rupert is a limited partnership formed under and in accordance with the laws of the State of Colorado. The facility is used for the generation of electric energy for sale at wholesale and steam for sale at wholesale.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                             Indirect                       Debt or
                             Capital        Guarantee       Financial
                             Invested       of Security     Obligation
                             --------       -----------     ----------

     CATAMOUNT THETFORD      $7,601,039.    None            None
     CORPORATION

     CATAMOUNT GLENNS
     FERRY CORPORATION       $1,164,837.    None            None

     CATAMOUNT RUPERT
     CORPORATION             $1,494,821.    None            None


          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                    Capitalization                Earnings
                                    --------------                --------


          CATAMOUNT THETFORD
          CORPORATION               $106,618,000.                 $2,464,000.

          CATAMOUNT GLENNS
          FERRY CORPORATION         $ 13,724,049.                 $  930,808.

          CATAMOUNT RUPERT
          CORPORATION               $ 13,093,119.                 $  959,391.


          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Construction management oversight provided at Fibrothetford, fees - $90,937. plus reimbursement of expenses - $66,568.

          Administrative management services provided at Glenns Ferry Cogeneration, fees - $76,837.

          Administrative management services provided at Rupert Cogeneration, fees - $76,837.

                                  EXHIBITS
                                  --------

          Exhibit A consists of a consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year. See attachments for consolidating financial statements of CVPS and its subsidiaries for the year 1998.

          Exhibit B is the Financial Data Schedule.

          Exhibit C is the Organizational chart showing the relationship of each exempt wholesale generator ("EWG") to associate companies in the holding-
company system.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 12th day of March 1999.


                     CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                     ------------------------------------------
                                (Name of Claimant)



                     By:    /s/  James M. Pennington
                          James M. Pennington, Vice President, Controller


     CORPORATE SEAL

     Attest:



       /c/  Carole L. Root
          Assistant Secretary




     Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:



     Carole L. Root                          Assistant Secretary
     ----------------------------------------------------------------------
          (Name)                                  (Title)

                   Central Vermont Public Service Corporation
     ----------------------------------------------------------------------

                     77 Grove Street, Rutland, VT   05701
                                   (Address)

                                                            Exhibit A

                                             CENTRAL VERMONT PUBLIC SERVICE CORPORATION         1 of 2
                                                         AND ITS SUBSIDIARIES
                                         Consolidating Statement of Income and Retained Earnings
                                                       Year Ended December 31, 1998
                                                          (Dollars in thousands)
                                                                                    Consol-
                                                                                    idating    TOTAL
                                           CVPS-CONS   VELCO     VETCO      VY      Entries     CONS
                                           --------- --------- --------- --------- --------- ----------
                                                       56.8%   (Note C)    31.3%
                                                       Owned               Owned

Operating revenues                         $303,835   $17,268    $5,614  $195,249  ($74,935)  $447,031
                                           --------- --------- --------- --------- --------- ----------
Operating expenses:
  Operation:
    Purchased power                         184,887         -         -         -   (60,754)   124,133
    Production and transmission              23,383     1,182        39    15,902   (13,842)    26,664
    Other operation                          44,110     5,159       177    89,441      (339)   138,548
  Maintenance                                15,613     1,928       472    34,494         -     52,507
  Depreciation                               16,708     4,027     2,440    17,059         -     40,234
  Decommissioning expense                         -         -         -    12,625         -     12,625
  Other taxes, principally property taxes    11,426     2,349       560     8,223         -     22,558
  Taxes on income (Note B)                     (283)      (68)      485     2,223         -      2,357
                                           --------- --------- --------- --------- --------- ----------
       Total operating expenses             295,844    14,577     4,173   179,967   (74,935)   419,626
                                           --------- --------- --------- --------- --------- ----------
Operating income                              7,991     2,691     1,441    15,282         -     27,405

Other income and deductions:
  Equity in earnings of companies not
   consolidated                               3,191       609         -         -    (3,409)       391
  Allow. for equity funds during construction    61         -         -        36         -         97
  Other income, net                           4,050       178       148     5,114         -      9,490
  Other taxes                                  (224)        -         -    (1,911)        -     (2,135)
  Benefit (provision) for income taxes         (426)        -         -         -         -       (426)
                                           --------- --------- --------- --------- --------- ----------
Total operating and other income             14,643     3,478     1,589    18,521    (3,409)    34,822
Net interest expense                         10,660     2,325       980    11,396         -     25,361
                                           --------- --------- --------- --------- --------- ----------
Net income (loss) before minority interest    3,983     1,153       609     7,125    (3,409)     9,461
Minority interest in net income                   -         -         -         -    (5,478)    (5,478)
                                           --------- --------- --------- --------- --------- ----------
Net income after minority interest            3,983     1,153       609     7,125    (8,887)     3,983

Retained Earnings, January 1                 75,841       204        23     1,191    (1,418)    75,841
                                           --------- --------- --------- --------- --------- ----------
                                             79,824     1,357       632     8,316   (10,305)    79,824
Cash dividends declared:                   --------- --------- --------- --------- --------- ----------
  Preferred stock                             1,945       550         -         -      (550)     1,945
  Common stock                               10,131       540       550     6,770    (7,860)    10,131
                                           --------- --------- --------- --------- --------- ----------
       Total dividends                       12,076     1,090       550     6,770    (8,410)    12,076
                                           --------- --------- --------- --------- --------- ----------
Retained Earnings, December 31              $67,748      $267       $82    $1,546   ($1,895)   $67,748
                                           ========= ========= ========= ========= ========= ==========


                                             CENTRAL VERMONT PUBLIC SERVICE CORPORATION         2 of 2
                                                         AND ITS SUBSIDIARIES
                                         Consolidating Statement of Income and Retained Earnings
                                                       Year Ended December 31, 1998
                                                          (Dollars in thousands)
                                                                                   Reclassi-
                                                                                    fying &
                                                                                    Consol-
                                                                                    idating
                                           CVPS        CVEC    CV Realty    CIC     Entries  CVPS-CONS
                                           --------- --------- --------- --------- --------- ----------

Operating revenues                         $297,662   $18,933        $0    $7,596  ($20,356)  $303,835
                                           --------- --------- --------- --------- --------- ----------
Operating expenses:
  Operation and maintenance:
    Purchased power                         184,413    12,704         -         -  ($12,230)   184,887
    Production and transmission              23,363        20         -         -         -     23,383
    Other operation                          41,506     3,004         -    11,504   (11,904)    44,110
  Maintenance                                15,071       542         -         -         -     15,613
  Depreciation                               16,266       442         3       395      (398)    16,708
  Other taxes                                10,710       715         -       194      (193)    11,426
  Taxes on income (Note B)                     (681)      398         5       827      (832)      (283)
                                           --------- --------- --------- --------- --------- ----------
       Total operating expenses             290,648    17,825         8    12,920   (25,557)   295,844
                                           --------- --------- --------- --------- --------- ----------
Operating income (loss)                       7,014     1,108        (8)   (5,324)    5,201      7,991

Other income and deductions:
  Equity in earnings of companies not
   consolidated                               5,649         -         -     6,740    (9,198)     3,191
  Allow. for equity funds during construction    61         -         -         -         -         61
  Other income (expenses), net                  888        41        17       568     2,536      4,050
  Other taxes                                   (31)        -         -         -      (193)      (224)
  Benefit (provision) for income taxes          425       (19)        -         -      (832)      (426)
                                           --------- --------- --------- --------- --------- ----------
Total operating and other income (loss)      14,006     1,130         9     1,984    (2,486)    14,643
Net interest expense                         10,023       388         -       277       (28)    10,660
                                           --------- --------- --------- --------- --------- ----------
Net income (loss)                             3,983       742         9     1,707    (2,458)     3,983
Retained Earnings, January 1                 75,841    (2,237)      206       (93)    2,124     75,841
                                           --------- --------- --------- --------- --------- ----------
                                             79,824    (1,495)      215     1,614      (334)    79,824
Cash dividends declared:                   --------- --------- --------- --------- --------- ----------
  Preferred stock                             1,945         -         -         -         -      1,945
  Common stock                               10,131         -         -       300      (300)    10,131
                                           --------- --------- --------- --------- --------- ----------
       Total dividends                       12,076         -         -       300      (300)    12,076
                                           --------- --------- --------- --------- --------- ----------
Retained Earnings, December 31              $67,748    ($1,495)    $215    $1,314      ($34)   $67,748
                                           ========= ========= ========= ========= ========= ==========


                                                       Exhibit A

                                                CENTRAL VERMONT PUBLIC SERVICE CORPORATION      1 of 4
                                                            AND ITS SUBSIDIARIES

                                                       Consolidating Balance Sheet
                                                       Year Ended December 31, 1998
                                                          (Dollars in thousands)


                                                                                    Consol-
                                                                         VERMONT    idating    TOTAL
                                           CVPS-Cons   VELCO     VETCO   YANKEE     Entries     CONS
                                           --------- --------- --------- --------- --------- ----------
                                                       56.8%   (Note C)    31.3%
                                                       Owned               Owned
                 Assets
                -------
Utility plant, at original cost            $469,204   $98,226   $47,847   410,574         - $1,025,851
  Less accumulated depreciation             160,666    55,909    29,958   269,494         -    516,027
                                           --------- --------- --------- --------- --------- ----------
                                            308,538    42,317    17,889   141,080         -    509,824
  Construction work in progress              10,461         -         -     3,731         -     14,192
                                           --------- --------- --------- --------- --------- ----------
                                            318,999    42,317    17,889   144,811         -    524,016
Nuclear fuel                                  7,280         -         -   420,332         -    427,612
  Less accumulated amortization               6,332         -         -   397,152         -    403,484
                                           --------- --------- --------- --------- --------- ----------
     Net utility plant                      319,947    42,317    17,889   167,991         -    548,144
                                           --------- --------- --------- --------- --------- ----------
Investments in affiliates, at equity (Note D)
  Nuclear generating companies               21,331         -         -         -   (16,969)     4,362
  Other affiliated companies                  4,811     2,782         -         -    (7,593)         0
                                           --------- --------- --------- --------- --------- ----------
     Total                                   26,142     2,782         -         -   (24,562)     4,362
                                           --------- --------- --------- --------- --------- ----------

Nonutility investments                       35,896         -         -         -         -     35,896
                                           --------- --------- --------- --------- --------- ----------
Nonutility property, less accumulated
  depreciation of $4,291 consolidated         2,920         -         -         -         -      2,920
                                           --------- --------- --------- --------- --------- ----------
Current assets:
  Cash & Cash Equivilents                    10,475       256        88        93         -     10,912
  Accounts receivable, less allowance for
    uncollectible accts. $2,242 consolidated 28,525    10,188         -    12,049         -     50,762
  Accounts receivable - affiliates              699     6,924         5     4,814   (12,396)        46
  Unbilled revenue                           18,677      (103)        -         -         -     18,574
  Materials and supplies, at average cost     3,746     1,840       102    16,149         -     21,837
  Prepayments                                 1,881       141         4     3,841         -      5,867
  Other current assets                        9,768     2,433         -         -         -     12,201
                                           --------- --------- --------- --------- --------- ----------
     Total current assets                    73,771    21,679       199    36,946   (12,396)   120,199
                                           --------- --------- --------- --------- --------- ----------
Regulatory assets and other deferred charge  71,606       880     1,176   402,840         -    476,502
                                           --------- --------- --------- --------- --------- ----------
      Total Assets                         $530,282   $67,658   $19,264  $607,777  ($36,958) $1,188,023
                                           ========= ========= ========= ========= ========= ==========

                                                CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                                           AND ITS SUBSIDIARIES
                                                                                            2 of 4
                                                       Consolidating Balance Sheet
                                                       Year Ended December 31, 1998
                                                          (Dollars in thousands)

                                                                                    Consol-
                                                                                    idating    TOTAL
                                           CVPS-CONS   VELCO     VETCO      VY      Entries     CONS
                                           --------- --------- --------- --------- --------- ----------
                                                       56.8%   (Note C)    31.3%
     Capitalization and Liabilities                    Owned               Owned
     ------------------------------
Capitalization:
 Common stock (Note E)                      $70,715    $6,000        $1   $40,001  ($46,002)   $70,715
 Other paid-in capital                       47,189        -      2,699    14,226    (7,037)    57,077
 Capital stock expense                       (1,871)       -         -         -         -      (1,871)
 Accum other comprehensive income              (365)       -         -         -         -        (365)
 Treasury stock, at cost (Note E)            (4,234)       -         -     (1,130)    1,130     (4,234)
 Retained earnings                           67,748       268        82     1,546    (1,896)    67,748

                                           --------- --------- --------- --------- --------- ----------
     Total common stock equity              179,182     6,268     2,782    54,643   (53,805)   189,070
                                           --------- --------- --------- --------- --------- ----------
Cumulative preferred and preference
  stock (Note F)                             26,054    10,000        -         -    (10,000)    26,054
Return of Capital                                -     (7,300)       -         -      7,300          0
                                           --------- --------- --------- --------- --------- ----------
     Total preferred stock                   26,054     2,700        -         -     (2,700)    26,054
                                           --------- --------- --------- --------- --------- ----------

First Mortgage bonds                         73,500    29,236        -     75,845        -     178,581
Notes payable                                16,577        -      6,680        -         -      23,257
Other long-term debt                             -        384        -     17,429        -      17,813
Long-Term lease arrangements                 16,141        -         -         -         -      16,141
                                           --------- --------- --------- --------- --------- ----------
     Total long-term debt                   106,218    29,620     6,680    93,274        -     235,792
                                           --------- --------- --------- --------- --------- ----------

Minority interest                                -         -         -         -     31,943     31,943
                                           --------- --------- --------- --------- --------- ----------
     Total capitalization                   311,454    38,588     9,462   147,917   (24,562)   482,859
                                           --------- --------- --------- --------- --------- ----------

Current liabilities:
  Notes payable - banks                      37,000     1,400     2,500        -         -      40,900
  Long-term debt - current portion            6,773     4,024     1,880        -         -      12,677
  Accounts payable                           11,589    14,849         1       444        -      26,883
  Accounts payable - affiliates              11,784       779       261        44   (12,396)       472
  Accrued interest                              594       469        31     1,708        -       2,802
  Accrued income taxes                        2,975       164        67     2,177        -       5,383
  Other current liabilities                  31,511        68        -     27,877        -      59,456
                                           --------- --------- --------- --------- --------- ----------
     Total current liabilities              102,226    21,753     4,740    32,250   (12,396)   148,573
                                           --------- --------- --------- --------- --------- ----------

Accumulated deferred income taxes            47,581     1,262     3,475    13,683        -      66,001
Deferred investment tax credits               6,831       579     1,043     4,432        -      12,885
Accrued decommissioning costs                23,239        -         -    260,141        -     283,380
Regulatory liabilities & other deferred cre  38,951     5,476       544   149,354        -     194,325
                                           --------- --------- --------- --------- --------- ----------
                                            116,602     7,317     5,062   427,610        -     556,591
                                           --------- --------- --------- --------- --------- ----------
Total Capitalization and Liabilities       $530,282   $67,658   $19,264  $607,777  ($36,958) $1,188,023
                                           ========= ========= ========= ========= ========= ==========

                                                CENTRAL VERMONT PUBLIC SERVICE CORPORATION      3 of 4
                                                            AND ITS SUBSIDIARIES

                                                       Consolidating Balance Sheet
                                                       Year Ended December 31, 1998
                                                          (Dollars in thousands)


                                                                                    Consol-
                                                                                    idating
                                             CVPS      CVEC    CV Realty    CIC     Entries  CVPS-CONS
                                           --------- --------- --------- --------- --------- ----------
                                                     (Note A)   (Note A)  (Note A)

                 Assets
                -------
Utility plant, at original cost            $455,975   $13,229         -         -         -   $469,204
  Less accumulated depreciation             155,981     4,685         -         -         -    160,666
                                           --------- --------- --------- --------- --------- ----------
                                            299,994     8,544         -         -         -    308,538
  Construction work in progress               9,882       579         -         -         -     10,461
                                           --------- --------- --------- --------- --------- ----------
                                            309,876     9,123         -         -         -    318,999
Nuclear fuel                                  7,280         -         -         -         -      7,280
  Less accumulated amortization               6,332         -         -         -         -      6,332
                                           --------- --------- --------- --------- --------- ----------
     Net utility plant                      310,824     9,123         -         -         -    319,947
                                           --------- --------- --------- --------- --------- ----------
Investments in affiliates,
  at equity (Note D)
  Nuclear generating companies               21,331         -         -         -         -     21,331
  Other affiliated companies                 42,902         -         -         -   (38,091)     4,811
                                           --------- --------- --------- --------- --------- ----------
     Total                                   64,233         0         0         0   (38,091)    26,142
                                           --------- --------- --------- --------- --------- ----------

Nonutility investments                            0         -         -    35,896         -     35,896
                                           --------- --------- --------- --------- --------- ----------
Nonutility property, less accumulated
  depreciation of $266 parent company
  and $4,291 consolidated                       656         -        36     2,228         -      2,920
                                           --------- --------- --------- --------- --------- ----------
Current assets:
  Cash & Cash Equivilents                     4,809       111       246     5,309         -     10,475
  Accounts receivable, less allowance for
    uncollectible accounts $2,018 parent
    company and $2,424 consolidated          20,699     2,130         -     5,696         -     28,525
  Accounts receivable - affiliates            5,687       (46)       54       732    (5,728)       699
  Unbilled revenue                           18,324       353         -         -         -     18,677
  Materials and supplies, at average cost     3,745         -         -         1         -      3,746
  Prepayments                                 1,778       103         -         -         -      1,881
  Other current assets                        9,624        21         -       123         -      9,768
                                           --------- --------- --------- --------- --------- ----------
     Total current assets                    64,666     2,672       300    11,861    (5,728)    73,771
                                           --------- --------- --------- --------- --------- ----------
Regulatory assets and other deferred charge  71,592         6         -         8         -     71,606
                                           --------- --------- --------- --------- --------- ----------
      Total Assets                         $511,971   $11,801      $336   $49,993  ($43,819)  $530,282
                                           ========= ========= ========= ========= ========= ==========

                                                CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                                           AND ITS SUBSIDIARIES
                                                                                            4 of 4
                                                       Consolidating Balance Sheet
                                                       Year Ended December 31, 1998
                                                          (Dollars in thousands)

                                                                                    CONSOL-
                                                                                    IDATING
                                              CVPS     CVEC    CV Realty    CIC     ENTRIES  CVPS-CONS
                                           --------- --------- --------- --------- --------- ----------
                                                     (Note A)  (Note A)   (Note A)
     Capitalization and Liabilities
     ------------------------------
Capitalization:
 Common stock (Note E)                      $70,715      $700        30        -      ($730)   $70,715
 Other paid-in capital                       47,189     1,250        -     26,378   (27,628)    47,189
 Capital stock expense                       (1,871)       -         -         -         -      (1,871)
 Accum other comprehensive income              (365)       -         -         -         -        (365)
 Retained earnings                           67,748    (1,495)      215    11,013    (9,733)    67,748
 Treasury stock (Note E)                     (4,234)       -         -         -         -      (4,234)
                                           --------- --------- --------- --------- --------- ----------
     Total common stock equity              179,182       455       245    37,391   (38,091)   179,182
                                           --------- --------- --------- --------- --------- ----------
Cumulative preferred and preference
  stock (Note F)                             26,054        -         -         -         -      26,054
                                           --------- --------- --------- --------- --------- ----------

First Mortgage bonds                         73,500        -         -         -         -      73,500
Notes payable                                16,300        -         -        277        -      16,577
Long-Term lease arrangements                 16,141        -         -         -         -      16,141
                                           --------- --------- --------- --------- --------- ----------
     Total long-term debt                   105,941        -         -        277        -     106,218
                                           --------- --------- --------- --------- --------- ----------

     Total capitalization                   311,177       455       245    37,668   (38,091)   311,454
                                           --------- --------- --------- --------- --------- ----------

Current liabilities:
  Notes payable - banks                      37,000         0        -         -         -      37,000
  Long-term debt - current portion            3,000     3,750        -         23        -       6,773
  Accounts payable                            9,758       293        -      1,538        -      11,589
  Accounts payable - affiliates              12,583     3,631        91     1,207    (5,728)    11,784
  Accrued interest                              595        (2)       -          1        -         594
  Accrued Income taxes                        3,021      (107)       -         61        -       2,975
  Other current liabilities                  29,276     1,741        -        494        -      31,511
                                           --------- --------- --------- --------- --------- ----------
     Total current liabilities               95,233     9,306        91     3,324    (5,728)   102,226
                                           --------- --------- --------- --------- --------- ----------

Accumulated deferred income taxes            41,347      (775)       -      7,009        -      47,581
Deferred investment tax credits               6,754        77        -         -         -       6,831
Nuclear decommissioning costs                23,239        -         -         -         -      23,239
Deferred credits                             34,221     2,738        -      1,992        -      38,951
                                           --------- --------- --------- --------- --------- ----------
                                            105,561     2,040        -      9,001        -     116,602
                                           --------- --------- --------- --------- --------- ----------
Total Capitalization and Liabilities       $511,971   $11,801      $336   $49,993  ($43,819)  $530,282
                                           ========= ========= ========= ========= ========= ==========

                                   Exhibit A

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements
                     For the Year Ended December 31, 1998



Note A-Consolidation:
     The consolidating financial statements include the accounts of Central Vermont Public Service Corporation (CVPS), its wholly owned subsidiaries, Connecticut Valley Electric Company Inc. (CVEC), C. V. Realty, Inc., and Catamount Investment Corporation (CIC) which compose CVPS consolidated. In addition, for purposes of this SEC Form U-3A-2, the consolidating financial statements include the accounts of CVPS's affiliates, Vermont Electric Power Company, Inc. (VELCO) 56.8% owned, Vermont Electric Transmission Company, Inc. (VETCO), a wholly owned subsidiary of VELCO and Vermont Yankee Nuclear Power Corporation (VY) 31.3% owned, which constitutes total consolidated.

     CVPS follows the equity method of accounting for its investments in affiliates. See Note D.


Note B-Income taxes:
     CVPS and its wholly owned subsidiaries
     --------------------------------------
     The Company records income taxes in accordance with the Financial Accounting Standards Board's (SFAS) No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.

    A valuation allowance has not been recorded, as the Company expects all deferred income tax assets will be utilized in the future.

     VELCO
     -----
     VELCO records income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Under SFAS No. 109, additional deferred tax assets and liabilities resulting from VELCO's transmission billing calculation will be returned to, or collected from, ratepayers in future transmission billings. VELCO expects all deferred income tax assets will be utilized in the future.

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements
                                  (continued)


     VY
     --
     Vermont Yankee records taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.


Note C-VETCO:


     VETCO was incorporated in 1982, and is a wholly owned subsidiary of VELCO. VETCO was formed to construct, own and operate the Vermont portion of a high voltage transmission line connecting the electric system of New England with that of Hydro Quebec, a Canadian utility.

     VETCO has entered into support agreements in connection with construction of the transmission line with substantially all of the New England electric utilities. The support agreements require the utilities to reimburse VETCO for all operating and capital costs of the transmission line on an unconditional and absolute basis. In return, VETCO has agreed to build, own, operate and maintain the line and to involve itself in no other activities during the term of the agreement, which extends for 30 years from the date of commercial operation of the line. These support agreements also provide for an advisory committee made up of participants to review the operations of VETCO and to make recommendations on major decisions. VETCO is obligated to follow these recommendations to the extent reasonably practical.

     Because these provisions of the support agreements effectively restrict VELCO's control, VELCO has not consolidated its financial information with that of VETCO and instead is accounting for its investment using the equity method.

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements



Note D-Investments in affiliates:
     CVPS accounts for investments in its affiliates by the equity method (dollars in thousands):

                                                             December 31,
                                                                 1998
                                                             ------------
     Nuclear generating companies
          VY                                                   $16,969
          Maine Yankee Atomic Power Company                      1,578
          Connecticut Yankee Atomic Power Company                2,094
          Yankee Atomic Electric Company                           690

     Other affiliated companies:
          CVEC                                                     455
          C. V. Realty, Inc.                                       245

          CIC                                                   37,391
          VELCO:
             Common stock                                        3,513
             Preferred stock                                     1,298
                                                               -------
               Total investments - CVPS                         64,233


          VELCO investment in VETCO                              2,782
                                                               -------
               Total investments                                67,015

     Consolidating eliminations                                 62,653
                                                               -------
               Total consolidated                              $ 4,362
                                                               =======

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements



Note E-Common stock:
     The authorized and outstanding common stock for each of the companies was as follows (dollars in thousands):

                                                             December 31,
                                                                 1998
                                                             ------------
     CVPS:
          Common stock, $6 par value, authorized
             19,000,000 shares; outstanding
             11,785,848 shares                                $ 70,715
             Treasury stock, at cost 324,717 shares             (4,234)
     CVEC:
          Common stock, $50 par value, authorized
             20,000 shares; outstanding 14,000 shares              700
     C. V. Realty, Inc.:
          Common stock, $100 par value, authorized
             500 shares; outstanding 300 shares                     30

     CIC:
          Common stock, $100 par value, authorized
             10,000 shares; outstanding 1 share                    -


     VELCO:
          Common stock, $100 par value, Class B-authorized
             92,000 shares; outstanding 60,000 shares            6,000
     VETCO:
          Common stock, $100 par value, authorized
             and outstanding 10 shares                               1
     VY:
          Common stock, $100 par value, authorized
             400,100 shares; outstanding 400,014 shares         40,001
             Treasury stock, at cost 7,533 shares               (1,130)
                                                              --------
                  Total common stock equity                    112,083

     Consolidating eliminations                                 45,602
                                                              --------
                  Total consolidated                          $ 66,481
                                                              ========

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements



Note F-Preferred and preference stock:
     Cumulative preferred and preference stock outstanding were as follows (dollars in thousands):
                                                             December 31,
                                                                 1998
                                                             ------------
     CVPS:
          Preferred stock, $100 par value, authorized
             500,000 shares
              Outstanding:
               4.15%  series,  37,856 shares                   $ 3,786
               4.65%  series,  10,000 shares                     1,000
               4.75%  series,  17,682 shares                     1,768
               5.375% series,  15,000 shares                     1,500
               8.30%  series, 180,000 shares                    18,000
          Preferred stock, $25 par value, authorized
             1,000,000 shares; outstanding - none                  -
          Preference stock, $1 par value, authorized
             1,000,000 shares; outstanding - none                  -

     VELCO:
          Preferred stock, $100 par value, authorized
             125,000 shares; outstanding 100,000 shares         10,000
          Return of capital                                     (7,300)

     VY:
          Preferred stock, $100 par value, authorized
             300,000 shares; outstanding - none                    -
                                                              --------
               Total cumulative preferred and
                preference stock                                28,754

     Consolidating eliminations                                  2,700
                                                              --------
               Total consolidated                             $ 26,054
                                                              ========

                                   EXHIBIT C
                                   ---------


     Organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.



                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                           (Name of Holding Company)

                                     100%
                       CATAMOUNT INVESTMENT CORPORATION

                                     100%
                         CATAMOUNT ENERGY CORPORATION


       100%         100%          50%         100%         50%
    CATAMOUNT    CATAMOUNT      GLENNS     CATAMOUNT     RUPERT
    THETFORD       GLENNS       FERRY        RUPERT      MGMNT.,
      CORP.        FERRY        MGMNT.,       CORP.       INC.
                                CORP.         INC.


       15%         49.5%          1%          49.5%        1%
  FIBROTHETFORD    GLENNS       GLENNS       RUPERT      RUPERT
       LTD.        FERRY        FERRY        COGEN.      COGEN.
                   COGEN.       COGEN.      PARTNERS,   PARTNERS
                  PARTNERS,    PARTNERS,      LTD.        LTD.
                    LTD.         LTD.
